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                             April 10, 2024

       Ram Shankar
       Chief Financial Officer
       UMB Financial Corporation
       1010 Grand Boulevard
       Kansas City, MO 64106

                                                        Re: UMB Financial
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-38481

       Dear Ram Shankar:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       General

   1.                                                   We note your
presentation of average total tangible shareholder   s equity excluding AOCI
                                                        and operating return on
average tangible equity excluding AOCI as non-GAAP financial measures presented in
Exhibit 99.1 to your Form 8-K filed January 30, 2024. These
                                                        measures represent
individually tailored accounting measures given that the adjustment to exclude AOCI has the
effect of changing the recognition and measurement principles required to be applied
in accordance with GAAP. Therefore, please remove the
                                                        presentation of these
non-GAAP measures from your future filings. Refer to Question
                                                        100.04 of the Division
of Corporation Finance   s Compliance & Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures and Rule 100(b) of Regulation G.
       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loans and Loans Held For Sale, page 40

   2.                                                   We note disclosure that
your commercial real estate (   CRE   ) loan portfolio has increased
                                                        $1.3 billion, or 16.8%,
during fiscal year ended December 31, 2023 and that this portfolio,
 Ram Shankar
UMB Financial Corporation
April 10, 2024
Page 2
         in general, may be more adversely impacted by conditions in the real estate market or the economy. We also note disclosure in Exhibit 99.2 of your Form 8-K filed on January 30,
         2024 that provides detailed disclosures of your CRE loan portfolio. Please revise your future periodic filings, beginning with your Form 10-Q for the fiscal quarter ended March
         31, 2024, to further disaggregate the composition of your CRE loan portfolio to address material geographic and other concentrations to the extent material to
an investor   s
         understanding of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates and disclose the extent of your exposure by borrower type, such as office, retail, hotel and multifamily.
3. In addition, we note your disclosure on page 13 that failures in your risk management policies, procedures, and controls could adversely affect your ability to manage your CRE loan portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio. Please revise your future filings to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Shannon Davis at 202-551-6687 or John Spitz at 202-551-3484 with any questions.



FirstName LastNameRam Shankar                                 Sincerely,
Comapany NameUMB Financial Corporation
                                                              Division of
Corporation Finance
April 10, 2024 Page 2                                         Office of Finance
FirstName LastName